EXHIBIT 3.1

ML SELECT FUTURES I L.P.

TWELFTH AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

This Twelfth Amended and Restated Limited Partnership Agreement (the “Limited Partnership Agreement”) is made as of March 16, 2011, by and between Merrill Lynch Alternative Investments LLC, a Delaware limited liability company, as general partner (the “General Partner”) of the Fund, and each other party who shall execute a counterpart of this Limited Partnership Agreement as a limited partner of the Fund or who becomes a party to this Limited Partnership Agreement as a limited partner by execution of a signature page or other instrument or otherwise and who is shown in the books and records of the Fund as a limited partner of the Fund (individually, a “Limited Partner” or, collectively, the “Limited Partners”) (the General Partner and the Limited Partners being collectively referred to herein as “Partners”).

WITNESSETH:

WHEREAS, the parties hereto desire to continue the limited partnership heretofore formed for the purpose of trading in commodity interests;

NOW THEREFORE, the parties hereto agree as follows:

1.           Formation and Name.

The parties hereto do hereby continue the limited partnership heretofore formed under the Delaware Revised Uniform Limited Partnership Act, as amended and in effect on the date hereof (6 Del. C. §§ 17-101, et seq.) (the “Act”).  The name of the limited partnership is ML Select Futures I L.P. (the “Fund”).  The General Partner may, without the approval of the Limited Partners, change the name of the Fund, or cause the Fund to transact business under another name.  The General Partner may take all steps which the General Partner may deem necessary or advisable to allow the Fund to conduct business in any jurisdiction where the Fund conducts business and to otherwise provide that Limited Partners will have limited liability with respect to the activities of the Fund in all such jurisdictions.

2.           Principal Office; Admission of Limited Partners.

The address of the principal office of the Fund shall be c/o Merrill Lynch Alternative Investments LLC, 4 World Financial Center, 250 Vesey Street, 10th Floor, New York, NY 10080; telephone: (866) MER-ALTS; (866) 637-2587; (212) 449-1000.

The address of the registered agent and registered office of the Fund in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

The General Partner may change the registered office and registered agent of the Fund upon notice to the Limited Partners.

3.           Business.

The Fund’s business and purpose is to invest, trade, buy, sell or otherwise acquire, hold or dispose of futures and forward contracts for commodities, securities, financial instruments, repurchase and reverse repurchase agreements, deposit accounts and currencies, any rights pertaining thereto and any options thereon or on physical commodities and to engage in all activities incident thereto.  The objective of the Fund’s business is to achieve substantial capital appreciation through speculative trading.  The Fund may engage in the foregoing activities either directly or through joint ventures or similar arrangements with third parties, provided that such arrangements do not subject the Limited Partners to any liability in excess of the limited liability provided for herein and contemplated by the Act.  This provision does not limit the authority of the General Partner to cause the Fund to trade any and all financial products, whether now or hereafter existing, in any and all markets whether now or hereafter existing.  The Fund also may do every act necessary, convenient, incidental, suitable or proper for the accomplishment of any of such purposes or objectives.

The names and addresses of the Limited Partners shall be set forth in the books and records of the Fund.  A party shall be deemed admitted as a Limited Partner at the time such party (i) executes this Limited Partnership Agreement (by separate instrument or otherwise), and (ii) is named as a Limited Partner on the books and records of the Fund.  Additional Limited Partners may only be admitted upon the consent of the General Partner.

4.           Term, Dissolution, Fiscal and Net Assets.

(a)           Term. The term of the Fund commenced on the day on which the Certificate of Limited Partnership was filed with the Secretary of State of the State of Delaware pursuant to the provision of the Act and shall end upon the first to occur of the following: (1) December 31, 2020; (2) receipt by the General Partner of an approval to dissolve the Fund at a specified time by Limited Partners owning units of limited partnership interest (“Units”) representing more than 50% in Net Asset Value of the outstanding Units then owned by Limited Partners, notice of which is sent by registered mail to the General Partner not less than 90 days prior to the effective date of such dissolution; (3) an event of withdrawal of the General Partner (or any successor or additional general partner) within the meaning of Section 17-402 of the Act, unless (i) at the time of such event there is at least one remaining general partner of the Fund who carries on the business of the Fund (and each remaining general partner of the Fund is hereby authorized to carry on the business of the Fund in such an event), or (ii) within ninety days after such event all Partners agree in writing to continue the business of the Fund and to the appointment, effective as of the date of such event, of one or more general partners of the Fund; or (4) any event which shall make it unlawful for the existence of the Fund to be continued or requiring termination of the Fund.

(b)           Dissolution.  Upon the occurrence of an event causing the dissolution of the Fund, the Fund shall be dissolved and its affairs shall be wound up.  Dissolution, payment of creditors and distribution of the Fund’s assets shall be effected as soon as practicable in accordance with the Act, and the General Partner and each Limited Partner shall share in the assets of the Fund pro rata in accordance with its or his respective interests in the Fund, less any amount owing by such Partner to the Fund.

(c)           Fiscal Year.  The fiscal year of the Fund shall begin on January 1 of each year and end on the following December 31.

(d)           Net Assets.  Net Assets of the Fund are defined to include all cash, U.S. Treasury bills and other securities (valued in such manner as the General Partner may deem fair and reasonable), the liquidating value of all commodity futures, forward and options positions and the fair market value of all other assets of the Fund, less all liabilities of the Fund, determined in accordance with the accounting principles specified below and, where no principle is specified, in accordance with generally accepted accounting principles under the accrual method of accounting.  If a contract traded on a United States exchange could not be liquidated on the day with respect to which Net Assets are being determined, due to the operation of daily limits or other rules of commodity exchanges or otherwise, the settlement price on the first subsequent day on which the contract could be liquidated shall be the basis for determining the liquidating value of such contract for such day, or such other value as the General Partner may deem fair and reasonable.  The liquidating value of a commodity futures, forward or option contract not traded on a United States exchange shall mean its liquidating value as determined by the General Partner on a basis consistently applied for each different variety of contract.  The General Partner may establish such reserves for contingent liabilities or expenses as the General Partner deems appropriate and such reserves shall reduce Net Assets.

The accrued liability for reimbursement of the organizational and initial offering costs to the General Partner will not reduce Net Asset Value for any purpose including calculating brokerage commissions or the value of the Units.  Such partial reimbursement payments will reduce Net Asset Value for all such purposes only as actually paid out in twenty-four equal monthly installments.  Accrued profit shares (as described in the Fund’s Confidential Private Placement Memorandum and Disclosure Document dated January 31, 2011, as supplemented or amended from time to time (the “Offering Memorandum”)) shall reduce Net Asset Value, even though such profit shares may never, in fact, be paid.  Accrued profit shares shall be calculated on a basis which reflects the aggregate New Trading Profits (as defined in the Offering Memorandum) accrued in respect of all outstanding Units.

5.           Net Worth of General Partner.

The General Partner agrees that at all times so long as it remains General Partner of the Fund, it will maintain its net worth at an amount sufficient, in the opinion of counsel for the General Partner, for the Fund to be taxed as a partnership rather than as an association taxable as a corporation.

6.           Capital Contribution of General Partner.

The General Partner, so long as it is a general partner of the Fund, or any substitute general partner, shall invest in the Fund, as a general partnership interest, sufficient capital so that the General Partner will have at all times a capital account equal to 1% of the total capital accounts of the Fund (including the General Partner’s).  The General Partner may withdraw any interest it may have as a general partner in excess of such requirement, and may redeem as of any month-end any interest which it may acquire on the same terms as any Limited Partner; provided that it must maintain the minimum interest described in the preceding sentence.

7.           Allocation of Profits and Losses.

(a)           Capital Accounts and Allocations.  A capital account shall be established for each Unit, and for the General Partner on a Unit-equivalent basis.  The initial balance of each Unit’s capital account shall be the amount contributed to the Fund with respect to such Unit, which amount shall be equal to the Net Asset Value per Unit on the date each Unit is purchased after all accrued fees and expenses (other than organizational and initial offering cost reimbursement payments, which shall be taken into account only on a cash basis), including profit share accruals which may, in fact, never be paid.  As of the close of business (as determined by the General Partner) on the last day of each month, any increase or decrease in the Fund’s Net Assets as compared to the last such determination of Net Assets shall be credited or charged equally to the capital accounts of all Units then outstanding; provided that for purposes of maintaining such capital accounts, amounts paid or payable to the General Partner for items such as reimbursement of organizational and initial offering costs and service fees shall be treated as if paid or payable to a third party and shall not be credited to the capital account or the interest held by the General Partner.

For purposes of this Section 7, unless specified to the contrary, Units redeemed as of the end of any month shall be considered outstanding as of the end of such month.

(b)           Allocation of Profit and Loss for Federal Income Tax Purposes.  As of the end of each fiscal year, the Fund’s income and expense and capital gain or loss shall be allocated among the Partners pursuant to the following provisions of this Section 7(b) for federal income tax purposes.  For purposes of this Section 7(b), capital gain and capital loss shall be allocated separately and not netted.

(1)           First, items of ordinary income and expense (other than expenses attributable to profit shares which shall be allocated as set forth in Section 7(b)(2)) shall be allocated pro rata among the Units outstanding as of the end of each month in which the items of ordinary income and expense accrue.

(2)           Second, expenses attributable to profit shares paid to the Advisor shall be allocated among the Units outstanding at any time during the fiscal year based upon the ratio that each such Unit’s net profit share (the excess, if any, of the aggregate of all profit shares allocated to the capital account relating to such Unit over the aggregate of all “reversals” of profit shares allocated to such Unit) bears to the net profit share of all Units.

(3)           Third, capital gain or loss shall be allocated as follows:

(A)           There shall be established a tax account with respect to each outstanding Unit.  The initial balance of each tax account shall be the amount paid to the Fund for each Unit.  For each of the first twenty-four months of the Fund, the balance of such tax account shall be reduced by the Unit’s allocable share of the amount payable in such month by the Fund to the General Partner in respect of organizational and initial offering costs, as described in the Offering Memorandum.  The adjustment to reflect the reimbursement of organizational and initial offering costs shall be made prior to the allocations of capital gain or loss (and shall be taken into account in making such allocations).  For purposes of this Section 7(b)(3), tax allocations shall be made to the General Partner’s general partnership interest on a Unit-equivalent basis.  As of the end of each fiscal year:

(i)           Each tax account shall be increased by the amount of income allocated to each Unit pursuant to Sections 7(b)(1) and 7(b)(3)(C).

(ii)           Each tax account shall be decreased by the amount of expense or loss allocated to each Unit pursuant to Sections 7(b)(1), 7(b)(2) and 7(b)(3)(E) and by the amount of any distributions paid out with respect to the Units other than upon redemption.

(iii)           When a Unit is redeemed, the tax account attributable to such Unit (determined after making all allocations described in this Section 7(b)) shall be eliminated.

(B)           Each Partner who redeems Units in such year (including Units redeemed as of the end of the last day of such fiscal year) shall be allocated Capital Gain, if any, up to the amount of the excess, if any, of the amount received in respect of the Units so redeemed (before taking into account any early redemption charges) over the sum of the tax accounts (determined after making the allocation described in Sections 7(b)(1) and 7(b)(2), but prior to making the allocations described in this Section 7(b)(3)(B)) allocable to such Units (an “Excess”).  In the event the aggregate amount of Capital Gain available to be allocated pursuant to this Section 7(b)(3)(B) is less than the aggregate amount of Capital Gain required to be so allocated, the aggregate amount of available Capital Gain shall be allocated among all such Partners in the ratio which each such Partner’s Excess bears to the aggregate Excess of all such Partners.

(C)           Capital Gain remaining after the allocation described in Section 7(b)(3)(B) shall be allocated among all Partners who hold Units outstanding as of the end of the applicable fiscal year (other than Units redeemed as of the end of the last day of such fiscal year) whose capital accounts with respect to such Units are in excess of their tax accounts (determined after making the allocations described in Sections 7(b)(1) and 7(b)(2)) allocable to such Units in the ratio that each such Partner’s excess bears to the aggregate excess of all such Partners.  Capital Gain remaining after the allocation described in the preceding sentence shall be allocated among all Partners described in said sentence in proportion to their holdings of such Units.

(D)           Each Partner who redeems Units in such year (including Units redeemed as of the end of the last day of such fiscal year) shall be allocated Capital Loss, if any, up to the amount of the sum of the excess of the tax accounts (determined after making the allocations described in Sections 7(b)(1) and 7(b)(2), but prior to making the allocations described in this Section 7(b)(3)(D)) allocable to the Units so redeemed over the amount received in respect of such Units (before taking into account any early redemption charges) (a “Negative Excess”).  In the event the aggregate amount of Capital Loss available to be allocated pursuant to this Section 7(b)(3)(D) is less than the aggregate amount required to be so allocated, the aggregate amount of available Capital Loss shall be allocated among all such Partners in the ratio that each such Partner’s Negative Excess bears to the aggregate Negative Excess of all such Partners.

(E)           Capital Loss remaining after the allocation described in Section 7(b)(3)(D) shall be allocated among all Partners who hold Units outstanding as of the end of the applicable fiscal year (other than Units redeemed as of the end of the last day of such fiscal year) whose tax accounts with respect to such Units are in excess of their capital accounts (determined after making the allocations described in Sections 7(b)(1) and 7(b)(2)) with respect to such Units in the ratio that each such Partner’s negative excess bears to the aggregate negative excess of all such Partners.  Capital Loss remaining after the allocation described in the preceding sentence shall be allocated among all Partners described in such sentence in proportion to their holdings of such Units.

(F)           For purposes of this Section 7(b), “Capital Gain” or “Capital Loss” shall mean gain or loss characterized as gain or loss from the sale or exchange of a capital asset, by the Internal Revenue Code of 1986, as amended (the “Code”), including, but not limited to, gain or loss required to be taken into account pursuant to Section 1256 thereof.

(4)           The allocation of profit and loss for federal income tax purposes set forth herein is intended to allocate taxable profit and loss among Partners generally in the ratio and to the extent that profit and loss are allocated to such Partners so as to eliminate, to the extent possible, any disparity between the Partner’s capital account and his tax account, consistent with principles set forth in Section 704 of the Code, including without limitation a “Qualified Income Offset.”

(5)           The allocations of profit and loss to the Partners in respect of the Units shall not exceed the allocations permitted under Subchapter K of the Code, as determined by the General Partner, whose determination shall be binding.

(c)           Expenses. The General Partner shall pay organizational and initial offering costs of $50,000 incurred in connection with the offering of Units, and shall be reimbursed by the Fund in 24 equal monthly installments of $2,083.33 commencing with the first full month of trading operations; provided that in the event that the Fund dissolves at any time prior to the end of such 24-month period, remaining reimbursement obligations of the Fund with respect to amounts advanced by the General Partner shall be extinguished.  The General Partner shall not be paid any interest on any organizational and initial offering costs advanced by the General Partner.  The Fund shall pay to the General Partner a flat-rate administrative fee in respect of its routine legal, accounting, printing, computer, postage and other administrative costs, as described in the Offering Memorandum; provided that the General Partner shall pay all such costs for any calendar year in excess of such flat-rate amount.  The Fund shall bear all taxes, if any, applicable to it and any charges incidental to trading.  Appropriate reserves may be created, accrued and charged against Net Assets for contingent liabilities, if any, as of the date any such contingent liability becomes known to the General Partner.  Such reserves shall reduce the Net Asset Value of Units for all purposes, including redemptions.

(d)           Limited Liability of Limited Partners.  Each Unit, when purchased in accordance with the terms and conditions set forth in the Offering Memorandum and this Limited Partnership Agreement, shall, except as otherwise provided by law, be fully paid and nonassessable.  Any provisions of this Limited Partnership Agreement to the contrary notwithstanding, except as otherwise provided by law, no Limited Partner shall be liable for Fund obligations in excess of the capital contributed by such Limited Partner, plus his share of undistributed profits and assets, including his obligation, as required by law, under certain circumstances, to return to the Fund distributions and returns of contributions.

(e)           Return of Capital Contributions.  No Partner or subsequent assignee shall have any right to demand the return of his capital contribution or any profits added thereto, except through redemption or upon termination and dissolution of the Fund, in each case as provided herein.  In no event shall a Partner or subsequent assignee be entitled to demand or receive property other than cash.

8.           Management of the Fund.

The General Partner, to the exclusion of all Limited Partners, shall control, conduct and manage the business of the Fund.  No Limited Partner shall have the power to represent, act for, sign for or bind the General Partner or the Fund.  No Limited Partner shall be entitled to any salary, draw or other compensation from the Fund on account of his investment in the Fund.  The General Partner shall have sole discretion in determining what distributions of profits and income, if any, shall be made to the Partners (subject to the allocation provisions hereof), shall execute various documents on behalf of the Fund and the Partners pursuant to powers of attorney and supervise the liquidation of the Fund if an event causing dissolution of the Fund occurs.  In the event that the General Partner has been removed or becomes bankrupt or insolvent, unless the business of the Fund is continued pursuant to the terms hereof or the Act, the majority in interest of the Limited Partners may propose and approve a representative to supervise the liquidation of the Fund.

The General Partner may in furtherance of the business of the Fund cause the Fund to buy, sell, hold, otherwise acquire or dispose of commodities, futures contracts and forward contracts and options traded on exchanges or otherwise, repurchase agreements, interest-bearing securities, deposit accounts and similar instruments and other assets, and cause the Fund’s trading to be limited to only certain of the foregoing instruments and to be hedged pursuant to whatever technique the General Partner deems most appropriate.

The General Partner is hereby authorized to perform all other duties imposed by Sections 6221 through 6232 of the Code, on the General Partner as “tax matters partner” of the Fund, including (but not limited to) the following: (a) the power to conduct all audits and other administrative proceedings with respect to the Fund’s tax items; (b) the power to extend the statute of limitations for all Limited Partners with respect to the Fund’s tax items; (c) the power to file a petition with an appropriate federal court for review of a final administrative adjustment; (d) the power to enter into a settlement with the Internal Revenue Service on behalf of, and binding upon, certain Limited Partners unless each such Limited Partner notifies the Internal Revenue Service and the General Partner that the General Partner may not act on his behalf.

The General Partner may, in its sole discretion, make or refrain from making the election contemplated by Section 754 of the Code, on behalf of the Fund, and determine how to classify items of income, gain, expense or profit for federal or state income tax purposes on the Fund’s tax returns and the Form K-1s (or any successor form) transmitted to the Limited Partners.

The General Partner may take such other actions on behalf of the Fund as it deems necessary, desirable, appropriate, convenient or incidental to manage the business of the Fund.  The General Partner shall, at its option, be entitled to supervise the liquidation of the Fund, unless the General Partner has been removed or becomes bankrupt or insolvent.

The General Partner is engaged, and may in the future engage, in other business activities and, subject to Paragraphs 5 and 6 hereof, shall not be required to refrain from any other activity nor forego any profits from any such activity, including without limitation, whether as general partner, commodity broker or advisor of additional partnerships for investment in the commodity markets or otherwise and whether or not in competition with the Fund.  Limited Partners may similarly engage in any such other business activities.  The General Partner shall devote to the Fund such time as the General Partner may deem advisable to conduct the Fund’s business and affairs.

No person dealing with the General Partner shall be required to determine its authority to make any undertaking on behalf of the Fund, nor to determine any fact or circumstance bearing upon the existence of its authority.

9.           Audits and Reports to Limited Partners.

The Fund’s books shall be audited annually by an independent certified public accountant.  The Fund will use its best efforts to cause each Limited Partner to receive (i) within 90 days after the close of each fiscal year certified financial statements (including a balance sheet and statement of income) of the Fund for the fiscal year then ended, (ii) within 90 days of the end of each fiscal year (but in no event later than March 15 of each year) such tax information as is necessary for a Limited Partner to complete his federal income tax return and (iii) such other annual and monthly information as the Commodity Futures Trading Commission may by regulation require.  Limited Partners or their duly authorized representatives may inspect the Fund’s books and records during normal business hours for purposes reasonably related to its interest as a Limited Partner upon reasonable written notice to the General Partner.  Copies of such records may be made upon payment of reasonable reproduction costs.

The General Partner shall prepare or cause to be prepared and shall file on or before the due date (or any extension thereof) any federal, state or local tax returns required to be filed by the Fund.  The General Partner shall cause the Fund to pay any taxes payable by the Fund; provided, however, that such taxes need not be paid if the General Partner or the Fund is in good faith and by appropriate legal proceedings contesting the validity, applicability or amount thereof and such contest does not materially endanger any right or interest of the Fund.

10.           Assignability of Units.

Each Limited Partner expressly agrees that he will not assign, transfer or dispose of, by gift or otherwise, any of his Units or any part or all of his right, title and interest in the capital or profits of the Fund in violation of any applicable federal or state securities laws or without giving written notice of the assignment, transfer or disposition to the General Partner and that no assignment, transfer or disposition shall be effective against the Fund or General Partner until the General Partner receives the written notice thereof and has consented thereto.  Any assignment, transfer or disposition by an assignee of his Units or of any part of his right, title and interest in the capital or profits of the Fund shall not be effective against the Fund or the General Partner until the General Partner has consented thereto, and the General Partner shall not be required to give any assignee any rights hereunder prior to the General Partner’s consent having been given; provided, however, that a Limited Partner may transfer the economic benefits of ownership of such Limited Partner’s Units without the prior written consent of the General Partner.  The General Partner will consent to the assignment, transfer or disposal of Units upon receipt of notice in accordance with the foregoing, provided that such assignment, transfer or disposal would not violate any applicable federal or state securities laws and would not cause the Fund to lose its status as a partnership for federal income tax purposes.

11.           Redemptions.

A Limited Partner, the General Partner to the extent that it owns Units or any permitted assignee of Units, may redeem all or any of his Units (such redemption being herein referred to as a “redemption”), effective as of the close of business (as determined by the General Partner) on the last day of any month, minus any accrued advisory fees and, for any redemption (other than pursuant to a transfer to another pool in the Managed Account Program, as described in the Offering Memorandum) occurring at or prior to the twelfth full month following the Units purchase date, will be assessed a redemption charge equal to 4% of the Net Asset Value of the redeemed Units as of the date of redemption; provided that (i) all liabilities, contingent or otherwise, of the Fund, except any liability to Partners on account of their capital contributions, have been paid or there remains property of the Fund sufficient to pay them, (ii) partial redemptions shall not be permitted if the Net Asset Value of the redeeming Limited Partner’s remaining Units would be less than $10,000 and (iii) in the case of Limited Partners and assignees, their Merrill Lynch Financial Advisor (as described in the Offering Memorandum) shall have timely received notice (in writing where required) requesting redemption.  Such notice must be received by such Merrill Lynch Financial Advisor at least ten calendar days, or such lesser period as shall be acceptable to the General Partner, in advance of the requested effective date of redemption.  In the event a Limited Partner makes multiple investments, such investments will be treated on a first-in, first-out basis in determining whether any redemption charge is applicable.  The General Partner may declare additional redemption dates upon notice to the Limited Partners and assignees to whom the General Partner has consented.

If at the close of business on any day, losses which would have caused the value of an investment made as of the inception of trading to decline by 50% or more are incurred, the Fund will liquidate all open positions as expeditiously as possible and suspend trading.  Within ten business days after the date of suspension of trading, the General Partner (and any other general partners of the Fund) shall declare a Special Redemption Date.  Such Special

Redemption Date shall be a business day within thirty business days from the date of suspension of trading by the Fund, and the General Partner shall mail notice of such date to each Limited Partner and permitted assignee, by first-class mail, postage prepaid, not later than ten business days prior to such Special Redemption Date, together with instructions as to the procedure such Limited Partner or permitted assignee must follow to have his Units (only entire, not partial, interests may be so redeemed unless otherwise determined by the General Partner) redeemed on such date.  Upon redemption pursuant to a Special Redemption Date, a Partner or permitted assignee shall receive from the Fund an amount equal to the Net Asset Value of his interest in the Fund, determined as of the close of business (as determined by the General Partner) on such Special Redemption Date.  No redemption charges shall be assessed on any such Special Redemption Date.  If, after such Special Redemption Date, the Net Assets of the Fund are at least $250,000, the Fund may, in the discretion of the General Partner, resume trading.  The General Partner may at any time and in its discretion declare a Special Redemption Date, should the General Partner determine that it is in the best interests of the Fund to do so.  If the General Partner declares a Special Redemption Date, the General Partner need not again call a Special Redemption Date (whether or not a Special Redemption Date would be required to be called as described above); and the General Partner in its notice of a Special Redemption Date may, in its discretion, establish the conditions, if any, under which other Special Redemption Dates must be called, which conditions may be determined in the sole discretion of the General Partner, irrespective of the provisions of this paragraph.  The General Partner may also, in its discretion, declare additional regular redemption dates and permit certain Limited Partners to redeem at other than month-end.

The General Partner may defer redemption if raising the requisite funds would, in the General Partner’s good faith judgment, be unduly burdensome to the Fund.

Payment will be made within ten business days after the effective date of redemption, except that under special circumstances, including, but not limited to, inability to liquidate commodity positions as of a redemption date (including a Special Redemption Date) or default or delay in payments due the Fund (or entities in which the Fund invests) from commodity brokers, banks or other persons, the Fund may in turn delay payment to Partners or assignees requesting redemption of their Units of the proportionate part of such interest equal to that proportionate part of the Fund’s aggregate Net Assets represented by the sums which are the subject of such default or delay.

The General Partner is hereby authorized, in its discretion, mandatorily to redeem the Units (or subsequent assignment) held by any account subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code in the event that the General Partner deems there to be a substantial likelihood that an investment by such account in the Fund constitutes an investment in the Fund’s underlying assets for purposes of ERISA, the Code or the rules promulgated thereunder.

The General Partner shall also have the right, in its sole discretion and at any time and for any reason, to mandatorily redeem any Units.  Such redemption may be effected upon ten days’ notice.

Notwithstanding the foregoing or any provision of this Limited Partnership Agreement to the contrary, the Fund, and the General Partner on behalf of the Fund, shall not redeem any Units of a Limited Partner or permitted assignee or make a distribution to any Partner on account of its interest in the Fund if doing so would violate Section 17-607 of the Act or other applicable law.

12.           Distributions.

The General Partner may from time to time determine what distributions, if any, the Fund shall make to the Limited Partners.  No Limited Partner shall have the right to demand or receive property other than cash upon redemption.  Distributions or payouts made to Limited Partners may be made in cash or in-kind, provided that such in-kind distribution or payout is not materially adverse to the Limited Partners.

13.           Offering of Units.

The General Partner is authorized to take such action and make such arrangements for the sale of the Units as it deems appropriate.

The General Partner may, in its discretion, continue the ongoing offering of Units contemplated by the Offering Memorandum as well as make additional public or private offerings of Units, provided that doing so does not dilute existing Limited Partners’ economic interest in the Fund.  No Limited Partner shall have any preemptive, preferential or other rights with respect to the issuance or sale of any additional Units, other than as set forth in the preceding sentence.

The General Partner may terminate (subject to the General Partner’s discretion to reopen) the offering of the Units.

The Fund may offer different series or classes of Units having different economic terms than previously offered series or classes of Units; provided that the issuance of such a new series or class of Units shall in no respect adversely affect the holders of outstanding Units.

14.           Special Power of Attorney.

Each Limited Partner, by becoming party to this Limited Partnership Agreement through purchasing Units, does hereby irrevocably constitute and appoint the General Partner and each officer of the General Partner, with power of substitution, as his true and lawful attorney-in-fact, in his name, place and stead (as may in the reasonable judgment of the General Partner be required by law): (i) to execute, acknowledge, swear to (and deliver as may be appropriate) on his behalf and file and record in the appropriate public offices and publish any amendments to this Limited Partnership Agreement duly adopted as provided herein; (ii) to execute, acknowledge, swear to (and deliver as may be appropriate) on his behalf and file and record in the appropriate public offices and publish certificates of limited partnership in various jurisdictions, and amendments thereto, and of assumed name or of doing business under a fictitious name with respect to the Fund; (iii) to execute, acknowledge, swear to (and deliver as may be appropriate) on his behalf and file and record in the appropriate public offices and publish all conveyances and other instruments which the General Partner deems appropriate to qualify or continue the Fund in the State of Delaware and the jurisdictions in which the Fund may conduct business, or which may be required to be filed by the Fund or the Partners under the laws of any jurisdiction or under any amendments or successor statutes to the Act, to reflect the dissolution or termination of the Fund or the Fund being governed by any amendments or successor statutes to the Act or to reorganize or refile the Fund in a different jurisdiction, provided that such reorganization or refiling does not result in a material change in the rights of the Partners; (iv) to admit additional Limited Partners and, to the extent that it is necessary under the laws of any jurisdiction to file amended certificates or agreements of limited partnership or other instruments to reflect such admission, to execute, file and deliver such certificates, agreements and instruments; and (v) to file, prosecute, defend, settle or compromise litigation, claims and arbitrations on behalf of the Fund.  The Power of Attorney granted herein shall be irrevocable and deemed to be a power coupled with an interest and shall survive and shall not be affected by the subsequent incapacity, disability or death of a Limited Partner.  Each Limited Partner agrees to be bound by any representation made by the General Partner and by any successor thereto, acting in good faith pursuant to such Power of Attorney.  In addition to the Power of Attorney granted hereby, each Limited Partner agrees, upon the request of the General Partner, to execute one or more special Powers of Attorney to the foregoing effect, in form and substance satisfactory to the General Partner, on documents separate from this Limited Partnership Agreement.

15.           Withdrawal of a Partner.

The General Partner (or any other general partner of the Fund) may withdraw from the Fund, without any breach of this Limited Partnership Agreement, at any time upon 90 days’ written notice by first-class mail, postage prepaid, to each Limited Partner and assignee of whom the General Partner has notice.

The death, incompetency, withdrawal, insolvency or dissolution of a Limited Partner shall not terminate or dissolve the Fund, and a Limited Partner, his estate, custodian or personal representative shall have no right to withdraw or value such Limited Partner’s interest in the Fund except as provided in Paragraph 11 hereof.  Each Limited Partner expressly agrees, to the fullest extent permitted by law, that in the event of his death, he waives on behalf of himself and his estate, and directs the legal representatives of his estate and any person interested therein to waive, the furnishings of any inventory, accounting or appraisal of the assets of the Fund and any right to an audit or examination of the books of the Fund.

16.           Standard of Liability: Indemnification.

(a)           Standard of Liability for the General Partner.  The General Partner and its Affiliates, as defined below, shall have no liability to the Fund or to any Partner for any loss suffered by the Fund which arises out of any action or inaction of the General Partner or its Affiliates if the General Partner or its Affiliates, in good faith, determined that such course of conduct was in the best interest of the Fund and such course of conduct did not constitute negligence or misconduct of the General Partner or its Affiliates.

(b)           Indemnification of the General Partner by the Fund.  The General Partner and its Affiliates shall be indemnified by the Fund against any losses, judgments, liabilities,

expenses and amounts paid in settlement of any claims sustained by them based on their conduct relating to the Fund; provided that the conduct resulting in the same did not constitute negligence or misconduct or breach any fiduciary obligation to the Fund and was done in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Fund; and provided further that Affiliates of the General Partner shall be entitled to indemnification only for losses resulting from claims against such Affiliates due solely to their relationship to the General Partner or for losses incurred by such Affiliates in performing the duties of the General Partner and acting wholly within the scope of the authority of the General Partner.

Notwithstanding the above, the General Partner and its Affiliates and any person acting as a selling agent for the Units shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless (1) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee, or (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee or (3) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee.

In any claim for indemnification for federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission and the Massachusetts Securities Division with respect to the issue of indemnification for securities law violations.

The Fund shall not incur the cost of that portion of any insurance, other than public liability insurance, which insures any party against any liability the indemnification of which is herein prohibited.

For the purposes of this Paragraph 16, the term “Affiliates” shall mean any person performing services on behalf of the Fund who: (1) directly or indirectly controls, is controlled by, or is under common control with the General Partner; or (2) owns or controls 10% or more of the outstanding voting securities of the General Partner; or (3) is an officer or director of the General Partner; or (4) if the General Partner is an officer, director, partner or trustee, is any entity for which the General Partner acts in any such capacity.

Advances of funds from the Fund to a General Partner and its Affiliates for legal expenses and other costs incurred as a result of any legal action initiated against the General Partner by a Limited Partner are prohibited.

Advances of funds from the Fund to the General Partner and its Affiliates for legal expenses and other costs incurred as a result of a legal action will be made only if the following three conditions are satisfied: (1) the legal action relates to the performance of duties or services by the General Partner or its Affiliates on behalf of the Fund; and (2) the legal action is initiated by a third party who is not a Limited Partner; and (3) the General Partner or its Affiliates undertake to repay the advanced funds to the Fund in cases in which they would not be entitled to indemnification under the first paragraph of this section (b) of Paragraph 16.

In no event shall any indemnity or exculpation provided for herein be more favorable to the General Partner or any Affiliate than that permitted pursuant to Regulation 950 CMR 13.305 of the State of Massachusetts or contemplated by the “Guidelines for the Registration of Commodity Pool Programs” promulgated by the North American Securities Administrators Association, Inc. as in effect on the date of this Limited Partnership Agreement.

In no event shall any indemnification permitted by this section (b) of Paragraph 16 be made by the Fund unless all provisions of this Paragraph for the payment of indemnification have been complied with in all respects.  Furthermore, it shall be a precondition of any such indemnification that the Fund receive a determination of independent legal counsel in a written opinion that the party which seeks to be indemnified hereunder has met the applicable standard of conduct set forth herein.  Receipt of any such opinion shall not, however, in itself entitle any such party to indemnification unless indemnification is otherwise proper hereunder.  Any indemnification payable by the Fund hereunder shall be made only as provided in the specific case.

In no event shall any indemnification obligations of the Fund under this section (b) of Paragraph 16 subject a Limited Partner to any liability in excess of that contemplated by section (d) of Paragraph 7 hereof.

In the event the Fund is made a party to any claim, dispute or litigation or otherwise incurs any loss or expense as a result of or in connection with any Partner’s activities, obligations or liabilities unrelated to the Fund’s business, such Partner shall indemnify and reimburse the Fund for all loss and expense incurred, including reasonable attorneys’ fees.

17.           Amendments and Removal of the General Partner.

(a)           If at any time during the term of the Fund the General Partner shall deem it necessary or desirable to amend this Limited Partnership Agreement, the General Partner may proceed to do so; provided that such amendment shall be effective only if embodied in an instrument approved by the General Partner and by Limited Partners holding more than fifty percent (50%) in Net Asset Value of the outstanding Units then owned by Limited Partners.  Such approval may be obtained by the General Partner by means of written notice to the Limited Partners requiring them to respond in the negative by a specified time or to be deemed to have approved of the proposed amendment.  Any such supplemental or amendatory agreement shall be adhered to and have the same effect from and after its effective date as if the same had originally been embodied in and formed a part of this Limited Partnership Agreement, provided, however, that no such supplemental or amendatory agreement shall, without the consent of all Limited Partners, change or alter this Paragraph 17, extend the term of the Fund, reduce the capital account of any Partner or modify the percentage of profits, losses or distributions to which any Partner is entitled.  In addition, reduction of the capital account of any assignee or modifications of the percentage of profits, losses or distributions to which an assignee is entitled hereunder shall not be effected by any amendment or supplement to this Limited Partnership Agreement without such assignee’s written consent.  No meeting procedure or specified notice period is required in the case of amendments made with the consent of the General Partner, mere receipt of an adequate number of unrevoked written consents (or negative approvals as provided above) being sufficient.

The General Partner may amend this Limited Partnership Agreement without the consent of the Limited Partners in order (i) to clarify any clerical inaccuracy or ambiguity or to reconcile any inconsistency, (ii) to add to the representations, duties or obligations of the General Partner or surrender any right or power of the General Partner for the benefit of the Limited Partners, (iii) to amend this Limited Partnership Agreement to effect the intent of the allocations proposed herein to the maximum extent possible in the event of a change in the Internal Revenue Code or the interpretations thereof affecting such allocations, (iv) to attempt to ensure that the Fund is not taxed as an association for federal income tax purposes, (v) so as to qualify or maintain the qualification of the Fund as a limited partnership in any jurisdiction, (vi) to delete or add any provision of or to this Limited Partnership Agreement required to be deleted or added by any federal agency or any state “Blue Sky” official or similar official or in order to opt to be governed by any amendment or successor statute to the Act, (vii) to change the name of the Fund and to make any modifications to this Limited Partnership Agreement to reflect the admission of an additional or substitute general partner and to reflect any modification to the Net Worth requirements applicable to the General Partner and any other general partner, as contemplated by Paragraph 5 hereof, (viii) to make any amendment to this Limited Partnership Agreement which the General Partner deems advisable, provided that such amendment is not materially adverse to the Limited Partners, or (ix) to make any amendment that is appropriate or necessary, in the opinion of the General Partner, to prevent the Fund or the General Partner or its directors, officers or controlling persons from in any manner being subjected (to the extent it is not already subjected) to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under ERISA, regardless of whether substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor.  Except as set forth in Paragraph 16 (b), this Limited Partnership Agreement may only be amended with the consent of the General Partner.

(b)           Any Limited Partner may obtain a list of the names, addresses and number of Units held by each Limited Partner from the General Partner, provided that reasonable copying and mailing costs are paid in advance.  Such list will be mailed by the General Partner within 10 days of the receipt of the request; provided, that the General Partner shall require any Limited Partner requesting such information to submit written confirmation that such information will only be used for the purpose of calling a meeting of the Partnership to consider removal and replacement of the General Partner. Upon receipt of a written proposal, signed by Limited Partners owning at least 10% of the Units (excluding any Units held by the General Partner or an affiliate), that a meeting of the Partnership be called to vote on the removal and replacement of the General Partner, the General Partner shall, by written notice to each Limited Partner of record sent by certified mail within 15 days after such receipt, call such a meeting.  Such meeting shall be held at least 30 days but not more than 60 days after the mailing of such notice, and such notice shall specify the date, a reasonable place and time for such meeting, as well as its purpose. In any vote called pursuant to this Paragraph 16(b), upon the affirmative vote of holders of a majority of the Units, the General Partner shall be subject to removal and replacement.

18.           Governing Law.

The validity and construction of this Limited Partnership Agreement shall be determined and governed by the laws of the State of Delaware (without regard to principles of conflicts of law).

19.           Miscellaneous.

(a)           Priority Among Limited Partners.  No Limited Partner shall be entitled to any priority or preference over any other Limited Partner in regard to the affairs of the Fund, except to the extent that this Limited Partnership Agreement (including, without limitation, the provisions relating to redemption) may be deemed to establish such a priority or preference.

(b)           Notices.  All notices under this Limited Partnership Agreement shall be in writing and, except as set forth in the following sentence, shall be effective upon personal delivery, or if sent by first-class mail, postage prepaid, addressed to the last known address of the party to whom such notice is to be given, upon the deposit of such notice in the United States mails.  Requests for redemption and notices of assignment, transfer or disposition of Units or any interest therein shall be effective upon timely receipt by the Limited Partner’s Merrill Lynch Financial Advisor.

(b)           Binding Effect.  This Limited Partnership Agreement shall inure to and be binding upon all of the parties, their successors and assigns, custodians, estates, heirs and personal representatives.  For purposes of determining the rights of any Partner or assignee hereunder, the Fund and the General Partner may rely upon the Fund records as to who are Partners and assignees and all Partners and assignees agree that their rights shall be determined and they shall be bound thereby.

(c)           Counterparts.  This Limited Partnership Agreement may be executed in multiple counterparts (and by power of attorney), all of which shall constitute but one Limited Partnership Agreement.

(d)           Defined Terms.  Capitalized terms used but not defined herein shall have the meanings set forth in the Offering Memorandum.

IN WITNESS WHEREOF, the parties hereto have executed this Twelfth Amended and Restated Limited Partnership Agreement as of the date first above-written.

General Partner:	Limited Partner:
MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC	All Limited Partners now and hereafter admitted as limited partners of the Fund pursuant to Powers of Attorney now or hereafter executed in favor of, and delivered to, the General Partner.

By: /s/ Ninon Marapachi Name: Ninon Marapachi Title: VP of MLAI	MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC By: /s/ Ninon Marapachi Name: Ninon Marapachi Title: VP of MLAI